Exhibit 99.1

Exchange Offer for Senior Notes Issued in 2014

Alibaba Group Holding Limited (“Alibaba”) has completed the exchange offer for its outstanding senior unsecured notes that were issued in November 2014.

On October 28, 2015, Alibaba commenced an exchange offer to exchange (i) up to US$300 million aggregate principal amount of its floating rate notes due 2017, (ii) up to US$1,000 million aggregate principal amount of its 1.625% notes due 2017, (iii) up to US$2,250 million aggregate principal amount of its 2.500% notes due 2019, (iv) up to US$1,500 million aggregate principal amount of its 3.125% notes due 2021, (v) up to US$2,250 million aggregate principal amount of its 3.600% notes due 2024 and (vi) up to US$700 million aggregate principal amount of its 4.500% notes due 2034, which have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for equal principal amounts of its outstanding floating rate notes due 2017, 1.625% notes due 2017, 2.500% notes due 2019, 3.125% notes due 2021, 3.600% notes due 2024 and 4.500% notes due 2034, which were issued in November 2014 in transactions exempt from registration under the Securities Act.

The exchange offer expired at 5:00 p.m., New York City time, on November 25, 2015.  Based on the final count by the exchange agent for the exchange offer, as of 5:00 p.m., New York City time, on December 3, 2015, holders of (i) US$285,200,000, or 95.1%, of outstanding floating rate notes due 2017, (ii) US$996,658,000, or 99.7%, of outstanding notes due 2017, (iii) US$2,217,290,000, or 98.5%, of outstanding notes due 2019, (iv) US$1,473,138,000, or 98.2%, of outstanding notes due 2021, (v) US$2,233,431,000, or 99.3%, of outstanding notes due 2024 and (vi) US$697,670,000, or 99.7%, of outstanding notes due 2034 had tendered their outstanding notes for exchange.

The above information shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of such securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.